

## Stanley Glover · 3rd

Co-founder/COO at Pocket Properties App

Talks about #founder, #startup, #fintechstartups, #entrepreneurship, and #blackentrepreneurship

United States · **Contact info**

**399** followers · **393 connections**

 Pocket Properties App

William & Mary

## About

Hello ,
My name is Stanley Glover, I am an entrepreneur and student at William and Mary. I will be majoring in Public Policy. I am the co-owner and CBDO of Throne Capital Group LLC.

## Experience


**Chief Operations Officer**
Pocket Properties App · Full-time
Aug 2020 – Present · 1 yr 2 mos


**President/CBDO**
Throne Capital Group
Jan 2019 – Present · 2 yrs 9 mos

Real Estate investment sourcing and investor resource company


**Wholesaler**
Virginia Property Partners, LLC · Part-time
Aug 2019 – Aug 2020 · 1 yr 1 mo
Richmond, Virginia Area

Acquisition of property and investors, cold calling, and negotiation.


**Operations Manager**
Throne Art Group · Full-time
May 2018 – Jan 2019 · 9 mos
Richmond, Virginia Area


**Haul**
Stan and Venus Hauling service · Self-employed
Aug 2016 – May 2018 · 1 yr 10 mos
Richmond, Virginia

Family run business handling rubble, junk and trash removal.

Show 1 more experience ⌄

## Education


**William & Mary**
Public Policy , Accounting
2019 – 2021


**Richard Bland College of William & Mary**
Associate's degree
2017 – 2019

## Licenses & certifications


**Certified in Logistics, Transportation and Distribution (CLTD)**
Richard Bland College of William & Mary

## Volunteer experience



**Assistant Head Coach**
Benedictine College Preparatory
Aug 2018 – Present · 3 yrs 2 mos

Assistant head rugby coach and strength coach